20009164

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52819

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sonenshine & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 53rd Street; 24th Floor
(No. and Street)

New York (City) | NY (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marshall Sonenshine | 212-994-3330 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name – *if individual, state last, first, middle name*)

733 Route 35 N., Suite A (Address) | Ocean (City) | NJ (State) | 07712 (Zip Code)

SEC Mail Processing Section
MAR 02 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marshall Sonenshine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sonenshine & Company LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATTHEW BASS
Notary Public, State of New York
Reg. No. 01BA6175969
Qualified in New York County
Commission Expires October 22, 2023

Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SONENSHINE & COMPANY LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-52819

YEAR ENDED DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sonenshine & Company LLC
December 31, 2019

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Information:	
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	9
Information regarding compliance with Rule 15c3-3	
Report of Independent Registered Public Accounting Firm	10
Statement of Exemption from SEC Rule 15c3-3	11

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sonenshine & Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sonenshine & Company LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sonenshine & Company LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sonenshine & Company LLC's management. Our responsibility is to express an opinion on Sonenshine & Company LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sonenshine & Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Sonenshine & Company LLC's financial statements. The supplemental information is the responsibility of Sonenshine & Company LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

This is the first year Adeptus Partners, LLC is Sonenshine & Company LLC's auditor.

Adeptus Partners LLC

New York, New York
February 28, 2020

Offices:
Maryland
New York City
Long Island
New Jersey

Sonenshine & Company LLC
Statement of Financial Condition
December 31, 2019

ASSETS	
Cash and cash equivalents	$ 146,814
Prepaid expenses and other assets	15
Investment in warrant	70,000
Total Assets	$ 216,829
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 17,340
Member's Equity	199,489
Total Liabilities and Member's Equity	$ 216,829

See notes to financial statements.

Sonenshine & Company LLC
Statement of Income
Year Ended December 31, 2019

REVENUES	
Fees	$ 292,852
Total Revenues	292,852
EXPENSES	
Management fees	72,000
Professional fees	59,210
Regulatory fees and expenses	15,342
Other expenses	24,860
Total Expenses	171,412
Net Income	$ 121,440

See notes to financial statements.

Sonenshine & Company LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2019

	Total Member's Equity
Balance, January 1, 2019	$ 122,603
Contributions by member	120,696
Distributions to member	(165,250)
Net Income	121,440
Balance, December 31, 2019	$ 199,489

See notes to financial statements.

Sonenshine & Company LLC
Statement of Cash Flows
Year Ended December 31, 2019

Cash Flows from Operating Activities:	
Net income	$ 121,440
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in assets and liabilities:	
Prepaid expenses and other assets	6,140
Accounts payable and accrued expenses	(1,438)
Net cash provided by operating activities	126,142
Cash flows from financing activities	
Contributions by member	120,696
Distributions to member	(165,250)
Net cash used in financing activities	(44,554)
Net increase in cash and cash equivalents	81,588
Cash and cash equivalents, beginning of year	65,226
Cash and cash equivalents, end of year	$ 146,814

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Sonenshine & Company LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of Sonenshine Partners LLC (the "Parent").

The principal business activity of the Company is to provide corporate finance services to clients of the Company and its Parent, which is in turn principally engaged in providing a range of corporate advisory services to companies, including advice with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Revenue Recognition
Revenue recognition guidance (ASC Topic 606) requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue is usually recognized at a point in time when a performance obligation is satisfied. Revenue includes fees earned for providing advisory services in connection with mergers and acquisitions, restructuring, and financing. Revenues are recognized when performance obligations are met. Fees received in advance are deferred until performance obligations are met.

Leases
The Company recognizes and measures any leases in accordance with FASB ASC 842 and has determined that there are no contracts that contain embedded leases.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made for these income taxes. The Company files a consolidated New York City unincorporated business tax return with its Parent, and a portion of this tax is allocated to the Company based on pro-rata earnings, as applicable.

As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner.

Fair Value
Generally accepted accounting principles ("GAAP") establishes a frame work for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable, that reflect management's own assumptions.

Fair Value Hierarchy
The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Warrant	$ 70,000	$ -	$ -	$ 70,000
	$ 70,000	$ -	$ -	$ 70,000

The common stock purchase warrant (the "warrant") was received on July 24, 2017 (the "effective date") in exchange for advisory services rendered to an unrelated third party (the "private company") and recorded at the fair value on that date. The warrant may be exercised to purchase 1,256 shares of common stock in the private company prior to a merger or acquisition event and expires seven years from the effective date.

The fair value of the warrant is the equivalent of the corresponding fair value of the allocable common stock of the private company and the value at December 31, 2019, is not materially different from the value on July 24, 2017.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable
Accounts Receivable are stated in the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. **There are no accounts receivable at December 31, 2019.**

2. RELATED PARTY TRANSACTIONS

In accordance with an expense sharing agreement, the Parent charged the Company for its allocated share of certain overhead expenses, totaling approximately $72,000 for the year ended December 31, 2019. Substantially all of the Company's expenses, including management fees, professional fees and regulatory fees paid by the Parent on behalf of the Company, were reimbursed by the Company.

3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2019, the Company had net capital of $129,474, which exceeded requirements by $124,474. The ratio of aggregate indebtedness to net capital was .13 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2019

Sonenshine & Company LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

Computation of net capital	
Total member's equity	$ 199,489
Deductions and/or charges:	
Non-allowed assets	(70,015)
Net capital	129,474
Computation of aggregate indebtedness	
Accounts Payable and Accrued Expenses	17,340
Other Liabilities	-
Aggregate indebtedness	17,340
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	1,156
Minimum dollar requirement	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	5,000
Excess net capital	124,474
Excess net capital at 120 percent	$ 123,474
Ratio: Aggregate indebtedness to net capital	.13 to 1

There are no material adjustments between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5, as of December 31, 2019.

See report of independent registered public accounting firm.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sonenshine & Company LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sonenshine & Company LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sonenshine & Company LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Sonenshine & Company LLC stated that Sonenshine & Company LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sonenshine & Company LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sonenshine & Company LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York

February 28, 2020

Offices:
Maryland
New York City
Long Island
New Jersey

Sonenshine Partners

Sonenshine Partners LLC
Sonenshine & Company LLC
10 East 53rd Street
NewYork, NY 10022
212 994 3330
www.sonenshinepartners.com

Sonenshine & Company LLC
Statement of Exemption From SEC Rule 15c3-3

Sonenshine & Company LLC (the Company), to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.
2. The Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investments companies or of interests or participations in an insurance company separate account; except that it may also affect occasional transactions in other securities for its own account with or through another registered broker or dealer.
3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).
4. The Company met this exemption during the entire calendar year ending December 31, 2019, without exception.

Sonenshine & Company LLC

I, Marshall Sonenshine, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Date: Feb 24, 2020